

ANGLO AMERICAN



05006830

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk



SEC MAIL
RECEIVED
PROCESSING
MAR 23 2005
WASH, D.C.
213
SECTION

10 March, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 10 March 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS – BONUS SHARE PLAN ("BSP")

The Company announces that on 10 March 2005, the Company was advised that on 8 March 2005, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP . The awards were based on a share price of £12.96 per Share, being the mid-market price per Share on the pricing date of 25 February 2005. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Tuesday 8 March 2005, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2007:

Director	**Shares**
Mr B E Davison	15,013
Mr A W Lea	16,527
Mr A J Trahar	46,354

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Tuesday 8 March 2005, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2007:

Director	**Shares**
Mr B E Davison	11,259
Mr A W Lea	12,395
Mr A J Trahar	34,765

DIRECTORS' SHARE INTERESTS

The following table provides details of all the directors' current interests (excluding share options) in the ordinary shares of the Company following the above transactions:

	As at 10 March 2005						
	Beneficial					Conditional	Non beneficial[6]
		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]	
A J Trahar[6]	108,482	357	32,219	295,286	95,924	71,943	767,778
B E Davison	35,311	–	5,267	129,820	27,718	20,788	–
A W Lea[7]	77,473	357	12,803	142,164	33,441	25,081	–
Sir Mark Moody-Stuart[8]	19,814	–	–	–	–	–	–

D J Challen	2,000	–	–	–	–	–	–
Dr C E Fay	5,853	–	–	–	–	–	–
R M Godsell[6]	92	–	–	–	–	–	767,778
G Lindahl	11,735	–	–	–	–	–	–
R J Margetts[9]	9,259	–	–	–	–	–	–
Dr M S B Marques	752	–	–	–	–	–	–
N F Oppenheimer[6][10]	59,126,043	–	–	–	–	–	767,778
F T M Phaswana	9,103	–	–	–	–	–	–
Sir David Scholey	11,392	–	–	–	–	–	–
Prof K A L M Van Miert	500	–	–	–	–	–	–

(1) The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.

(2) The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the grant date.

(3) The award of Shares under the LTIP is conditional upon the satisfaction of performance conditions.

(4) The award of Bonus Shares under the BSP is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.

(5) The award of Enhancement Shares under the BSP is conditional upon the satisfaction of performance conditions as well as continued employment.

(6) Messrs Godsell and Oppenheimer are deemed to be interested in The Ernest Oppenheimer Memorial Trust's holding of 767,778 shares of virtue of being Trustees and Mr A J Trahar is also deemed to be interested by virtue of his wife being a Trustee. None of them is a beneficiary of the Trust.

(7) A W Lea's beneficial interest includes 200 Shares arising as a result of his son's interest in these Shares.

(8) Sir Mark Moody-Stuart's beneficial interest includes 12,500 Shares arising as a result of his interest in a family trust.

(9) R J Margetts' beneficial interest in 9,259 Shares arises as a result of his wife's interest in these Shares.

(10) N F Oppenheimer's beneficial interest in 59,125,951 of these Shares arises as a result of his interest in a discretionary trust which is treated as interested in 52,250,206 Shares in which E Oppenheimer & Son Holdings Limited is treated as interested and 6,870,745 Shares in which Central Holdings Limited is treated as interested. The 6,870,745 Shares referred to above are Shares held by Debswana Diamond Company (Pty) Limited, in which N F Oppenheimer and Central Holdings Limited have no economic interest. His interest in 5,000 of these Shares arises as a result of his wife's interest in a trust which has an indirect economic interest in those Shares.

N Jordan
Company Secretary
10 March 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS – BONUS SHARE PLAN ("BSP")

The Company announces that on 10 March 2005, the Company was advised that on 8 March 2005, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP . The awards were based on a share price of £12.96 per Share, being the mid-market price per Share on the pricing date of 25 February 2005. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Tuesday 8 March 2005, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2007:

Director	**Shares**
Mr B E Davison	15,013
Mr A W Lea	16,527
Mr A J Trahar	46,354

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Tuesday 8 March 2005, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2007:

Director	**Shares**
Mr B E Davison	11,259
Mr A W Lea	12,395
Mr A J Trahar	34,765

DIRECTORS' SHARE INTERESTS

The following table provides details of all the directors' current interests (excluding share options) in the ordinary shares of the Company following the above transactions:

As at 10 March 2005

	Beneficial	Conditional					Non beneficial[6]
		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]	
A J Trahar[6]	108,482	357	32,219	295,286	95,924	71,943	767,778
B E Davison	35,311	–	5,267	129,820	27,718	20,788	–
A W Lea[7]	77,473	357	12,803	142,164	33,441	25,081	–
Sir Mark Moody-Stuart[8]	19,814	–	–	–	–	–	–

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS – BONUS SHARE PLAN ("BSP")

The Company announces that on 10 March 2005, the Company was advised that on 8 March 2005, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP . The awards were based on a share price of £12.96 per Share, being the mid-market price per Share on the pricing date of 25 February 2005. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Tuesday 8 March 2005, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2007:

Director	**Shares**
Mr B E Davison	15,013
Mr A W Lea	16,527
Mr A J Trahar	46,354

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Tuesday 8 March 2005, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2007:

Director	**Shares**
Mr B E Davison	11,259
Mr A W Lea	12,395
Mr A J Trahar	34,765

DIRECTORS' SHARE INTERESTS

The following table provides details of all the directors' current interests (excluding share options) in the ordinary shares of the Company following the above transactions:

	As at 10 March 2005						
	Beneficial	Conditional					Non beneficial[6]
		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]	
A J Trahar[6]	108,482	357	32,219	295,286	95,924	71,943	767,778
B E Davison	35,311	–	5,267	129,820	27,718	20,788	–
A W Lea[7]	77,473	357	12,803	142,164	33,441	25,081	–
Sir Mark Moody-	19,814	–	–	–	–	–	–

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS – BONUS SHARE PLAN ("BSP")

The Company announces that on 10 March 2005, the Company was advised that on 8 March 2005, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP . The awards were based on a share price of £12.96 per Share, being the mid-market price per Share on the pricing date of 25 February 2005. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Tuesday 8 March 2005, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2007:

Director	**Shares**
Mr B E Davison	15,013
Mr A W Lea	16,527
Mr A J Trahar	46,354

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Tuesday 8 March 2005, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2007:

Director	**Shares**
Mr B E Davison	11,259
Mr A W Lea	12,395
Mr A J Trahar	34,765

DIRECTORS' SHARE INTERESTS

The following table provides details of all the directors' current interests (excluding share options) in the ordinary shares of the Company following the above transactions:

As at 10 March 2005

	Beneficial	Conditional						Non beneficial[6]
		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]		
A J Trahar[6]	108,482	357	32,219	295,286	95,924	71,943		767,778
B E Davison	35,311	–	5,267	129,820	27,718	20,788		–
A W Lea[7]	77,473	357	12,803	142,164	33,441	25,081		–
Sir Mark Moody-Stuart[8]	19,814	–	–	–	–	–		–

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS – BONUS SHARE PLAN ("BSP")

The Company announces that on 10 March 2005, the Company was advised that on 8 March 2005, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP . The awards were based on a share price of £12.96 per Share, being the mid-market price per Share on the pricing date of 25 February 2005. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Tuesday 8 March 2005, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2007:

Director	**Shares**
Mr B E Davison	15,013
Mr A W Lea	16,527
Mr A J Trahar	46,354

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Tuesday 8 March 2005, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2007:

Director	**Shares**
Mr B E Davison	11,259
Mr A W Lea	12,395
Mr A J Trahar	34,765

DIRECTORS' SHARE INTERESTS

The following table provides details of all the directors' current interests (excluding share options) in the ordinary shares of the Company following the above transactions:

	As at 10 March 2005						
	Beneficial					Conditional	Non beneficial[6]
		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]	
A J Trahar[6]	108,482	357	32,219	295,286	95,924	71,943	767,778
B E Davison	35,311	–	5,267	129,820	27,718	20,788	–
A W Lea[7]	77,473	357	12,803	142,164	33,441	25,081	–
Sir Mark Moody-Stuart[8]	19,814	–	–	–	–	–	–

D J Challen	2,000	–	–	–	–	–	–
Dr C E Fay	5,853	–	–	–	–	–	–
R M Godsell[6]	92	–	–	–	–	–	767,778
G Lindahl	11,735	–	–	–	–	–	–
R J Margetts[9]	9,259	–	–	–	–	–	–
Dr M S B Marques	752	–	–	–	–	–	–
N F Oppenheimer[6][10]	59,126,043	–	–	–	–	–	767,778
F T M Phaswana	9,103	–	–	–	–	–	–
Sir David Scholey	11,392	–	–	–	–	–	–
Prof K A L M Van Miert	500	–	–	–	–	–	–

(1) The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.

(2) The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the grant date.

(3) The award of Shares under the LTIP is conditional upon the satisfaction of performance conditions.

(4) The award of Bonus Shares under the BSP is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.

(5) The award of Enhancement Shares under the BSP is conditional upon the satisfaction of performance conditions as well as continued employment.

(6) Messrs Godsell and Oppenheimer are deemed to be interested in The Ernest Oppenheimer Memorial Trust's holding of 767,778 shares of virtue of being Trustees and Mr A J Trahar is also deemed to be interested by virtue of his wife being a Trustee. None of them is a beneficiary of the Trust.

(7) A W Lea's beneficial interest includes 200 Shares arising as a result of his son's interest in these Shares.

(8) Sir Mark Moody-Stuart's beneficial interest includes 12,500 Shares arising as a result of his interest in a family trust.

(9) R J Margetts' beneficial interest in 9,259 Shares arises as a result of his wife's interest in these Shares.

(10) N F Oppenheimer's beneficial interest in 59,125,951 of these Shares arises as a result of his interest in a discretionary trust which is treated as interested in 52,250,206 Shares in which E Oppenheimer & Son Holdings Limited is treated as interested and 6,870,745 Shares in which Central Holdings Limited is treated as interested. The 6,870,745 Shares referred to above are Shares held by Debswana Diamond Company (Pty) Limited, in which N F Oppenheimer and Central Holdings Limited have no economic interest. His interest in 5,000 of these Shares arises as a result of his wife's interest in a trust which has an indirect economic interest in those Shares.

N Jordan
Company Secretary
10 March 2005



ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH. D.C. 213 SECTION

14 March, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 14 March 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

RNS 7250J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,391,545 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2005	91,356
08 March 2005	412,181
09 March 2005	49,013
10 March 2005	5,600
11 March 2005	7,500

The Company was advised of these transactions on 14 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
14 March 2005

cc: Joburg / Botswana / Namibia
SWX
AWL
NUS
SEC +5.

RNS 7230J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,391,545 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2005	91,356
08 March 2005	412,181
09 March 2005	49,013
10 March 2005	5,600
11 March 2005	7,500

The Company was advised of these transactions on 14 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
14 March 2005

cc: Joburg | Botswana/Namibia
SWX
AWL
NvS
SEC +5.

RNS 7230J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,391,545 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2005	91,356
08 March 2005	412,181
09 March 2005	49,013
10 March 2005	5,600
11 March 2005	7,500

The Company was advised of these transactions on 14 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
14 March 2005

cc: Joburg | Botswana/Namibia
SWX
AWL
NvS
SEC +5.

RNS 7250J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,391,545 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2005	91,356
08 March 2005	412,181
09 March 2005	49,013
10 March 2005	5,600
11 March 2005	7,500

The Company was advised of these transactions on 14 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
14 March 2005

cc: Joburg | Botswana/Namibia
SWX
AWL
NVS
SEC +5.

RNS 7230J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,391,545 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
07 March 2005	91,356
08 March 2005	412,181
09 March 2005	49,013
10 March 2005	5,600
11 March 2005	7,500

The Company was advised of these transactions on 14 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
14 March 2005

cc: Joburg | Botswana / Namibia
SWX
AWC
NVS
SEC + 5.